LOAD GUARD LOGISTICS, INC. 6317 SW 16TH AVE., Miami, FL 33155 Phone: (768) 250-1410 Fax: (768) 472-7190 info@LoadGuardTransportation.com www.LoadGuardLogistics.com

VIA EDGAR

March 22, 2013

Max Webb

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Load Guard Logistics, Inc.

            Registration Statement on Form S-1

            Filed: January 30, 2013

            File No. 333-186321

Dear Mr. Web:

This letter is in response to your comment letter dated February 27, 2013, with regard to the Form S-1 filing of Load Guard Logistics, Inc., a Nevada corporation (“Load Guard” or the "Company") filed on January 30, 2013.  Responses to each comment have been keyed to your comment letter.

General

1.      This disclosure has been updated and revised accordingly throughout.

2.      This obligation has been added accordingly.

3.      This disclosure has been revised and updated accordingly throughout.

4.      The financial statements for the period ended January 31, 2013 have been added.  The financial numbers, where applicable, have been updated accordingly throughout.

5.      An updated consent has been included and filed as exhibit 23.1.

Prospectus Cover Page

6.      The prospectus cover page has been revised accordingly.

Registration Statement Cover Page

7.      Footnote 3 has been revised accordingly.

The Offering, page5

8.      This section has been revised and updated accordingly.

Risk Factors, page 6

9.      This section has been revised accordingly.

10.  These risk factors have been updated and revised accordingly.

11.  This risk factor has been added accordingly.

Description of Business, page 23

12.  This section has been updated and revised accordingly throughout.

13.  This section has been added accordingly.

14.  We currently do not have any material contracts with our independent contractor or customers.

Selling Security Holders, page 17

15.  This section has been updated accordingly.

Description of Securities, page 22

Non-cumulative Voting, page 22

16.  These percentages are accurate, as it accounts for total shares outstanding, prior to this offering, of 3,147,500.

Background Information about Our Officers and Directors, page 38

17.  Our secretary and director, Mr. Francisco J. Mendez Dominguez was not an officer or director of El Palenque Vivero, Inc.  The past president of El Palenque, Mr. Francisco J. Mendez Nosti, is a citizen of and resides in Mexico and is a cousin of Mr. Francisco Mendez, who is a US citizen and resides in Florida.

The biography for Mr. Mendez has been updated accordingly for only Load Guard, Inc.

18.  Mr. Yosbani Mendez, founded El Palenque Vivero, Inc. with his cousin Mr. Francisco J. Mendez Nosti of Mexico.  This Company was located in Mexico.

The biography for Mr. Mendez has been updated accordingly for Load Guard, Inc.

19.  The positions with LGT, Inc. have been disclosed accordingly.

20.  This section has been revised for the directors.

Executive Compensation, page 39

21.  This section has been updated accordingly to indicate when payments began.

Certain Relationships and Related Transactions, page 41

22.  This section has been updated accordingly.

Disclosure of Commission Position…, page 41

23.  This section has been revised and updated accordingly.

Part II

Other Expenses of Issuance and Distribution

24.  This section has been updated accordingly.

Undertakings

25.  This section has been updated accordingly.

Signatures

26.  The signature page has been updated and revised accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (info@LoadGuardTransportation.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Yosbani Mendez

_____________________

Yosbani Mendez, President